SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: May 13, 2015

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FIRST QUARTER 2015 RESULTS;
Provides Update on Status of NPS Adoption

Yokneam, Israel, May 13, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced its results for the first quarter ended March 31, 2015 and is updating on the status of NPS adoption by its major customers.

First Quarter 2015 Highlights:

•	First quarter revenues of $26.9 million
•	Gross margin reached 74.0% on a non-GAAP basis
•	Gross margin reached 34.2% on a GAAP basis, including a one-time charge due to early repayment of $9.6 million to the Israeli Office of Chief Scientist (OCS)
•	Net income, on a non-GAAP basis, was $7.5 million
•	Net loss, on a GAAP basis, was $8.3 million (including a one-time charge due to early repayment of $9.6 million to the OCS)
•	Operating cash flow of $7.7 million
•	Net cash at end of quarter was $184.1 million

First Quarter 2015 Results:

Total revenues in the first quarter of 2015 were $26.9 million, an increase of 33% compared to $20.3 million in the first quarter of 2014, and an increase of 20% compared to $22.4 million in the fourth quarter of 2014.

Net loss, on a GAAP basis, for the first quarter of 2015 was $8.3 million, which includes a one-time charge due to early repayment of $9.6 million to the Israeli Office of Chief Scientist (OCS), or $0.28 per share, compared to net income of $6.1 million, or $0.21 per share (diluted), in the first quarter of 2014, and net loss of $7.3 million (reduced by expenses of $10.5 million related to the Tilera acquisition), or $0.25 per share, in the fourth quarter of 2014.

Net income, on a non-GAAP basis, for the first quarter of 2015 was $7.5 million, or $0.24 per share (diluted), compared to non-GAAP net income of $10.0 million, or $0.33 per share (diluted), in the first quarter of 2014, and non-GAAP net income of $7.2 million, or $0.23 per share (diluted), in the fourth quarter of 2014.

Cash, cash equivalents, marketable securities and deposits as of March 31, 2015, totaled $184.1 million, compared to $185.8 million as of December 31, 2014. Cash generated from operations was $7.7 million, cash used in investing activities was $0.1 million, cash provided by financing activities was $0.3 million, resulting from the exercise of options, and an additional $9.6 million was used for the early repayment of OCS grants.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Early Repayment of OCS Grants

During February 2015 we made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-5 revenues and saved the associated future interest payments related to such obligations.

Status of NPS Adoption by Major Customers

With respect to EZchip’s largest customer and that customer’s plans for next generation line cards used in its routing platform, we are updating that EZchip’s NPS-400 is currently not the plan of record for that customer’s next generation line cards. This customer’s routing platform has recently begun production shipments with EZchip’s NP-5 network processor, and based upon our current information, we do not believe a next generation successor for the NP-5 is likely to ship for approximately three years.

We believe our customer’s next generation line cards will require the NP-5 successor to provide higher throughput than the NPS-400 and that the customer is currently developing such a solution in-house. In parallel EZchip is also developing its successor to the NPS-400 with higher throughput that is expected to be available at the same time frame.

Based on our experience in prior NPU generations, each NPU generation serves a customer’s platform for approximately three years before the next generation NPU arrives, and then over time, begins to take the leading position in customer shipments. Accordingly, if our largest customer does not change its current plan to use an in-house solution for the NP-5 successor, EZchip’s revenues from sales to that customer are expected to start being affected only after this three year period elapses, which is the timeframe estimated to develop a new chip, bring it to production, and start gradual replacement of the NP-5. We believe the NP-5 will continue generating revenues at this customer for several more years beyond this three year period.

It should be noted that the NPS-400 is being considered for other substantial platforms at this same customer. Further, the NPS-400 is currently under consideration across a broad base of customers, including multiple Tier-1 customers, who are awaiting NPS samples during the second half of 2015 in order to become confirmed design wins for a variety of platforms and applications, in carrier networks, large data centers and networking appliances.

Eli Fruchter, CEO of EZchip, commented,

“The first quarter of 2015 was a record quarter for revenues for EZchip with yet another strong quarter ahead of us. We view this as a significant achievement considering the soft carrier spending environment”, said Eli Fruchter, CEO of EZchip. “EZchip’s revenues remain poised to see further growth in the coming years in light of the significant adoption of NP-5 by customers, including at our largest routing customer, combined with the higher ASP for NP-5, as well as the revenues from NPS expected to begin in 2016.

“As we estimate it may be three years before an NP-5 successor becomes available at our largest customer through internally developed silicon, there is ample time for EZchip to complete our development of the NPS-400 successor, the NPS-1000, a 1-Terabit throughput NPU (2.5x faster than the NPS-400). The NPS-1000 is currently under development, and we believe it may be possible to sample within our current largest customer’s expected product development cycle and exceed the required throughput for its next generation line cards. NPS-1000 could then potentially lead to an opportunity to reengage our current largest customer regarding its choice to use internally developed silicon.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

“As for the NPS-400, it is important to note that several Tier-1 service providers and data center operators, as well as Tier-1 networking vendors, have already selected the NPS-400 and at this time are waiting for the NPS-400 to sample in order to start their product designs, transitioning towards confirmed design wins. We hope to be able to report future design win traction shortly after the NPS-400 tapes out during the third quarter, with samples during the fourth quarter.

“In addition, our upcoming TILE-Mx multicore CPU furthers our push into new and expanding multicore opportunities. We believe that both the NPS-400 and the TILE-Mx favorably position EZchip to become a key processor supplier to address the new SDN/NFV market dynamics, selling not only to equipment vendors, but also directly to the large service providers and data center operators, and expanding our TAM six fold to an estimated $2.2B by 2017”, added Mr. Fruchter.

Conference Call

The Company will be hosting a conference call later today, May 13, 2015, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/Investor-Relations/?ezchip=527, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial-in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, acquisition related costs, amortization of purchased intangible assets and one-time charge due to early repayment of OCS grants. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014

Revenues	$26,905	$22,358	$20,288
Cost of revenues	8,072	7,620	3,788
Repayment of OCS grants *	9,636	--	--
Gross profit	9,197	14,738	16,500

Operating expenses:
Research and development, net	11,683	11,172	7,102
Selling, general and administrative	6,071	11,194	3,772
Total operating expenses	17,754	22,366	10,874

Operating income (loss)	(8,557)	(7,628)	5,626

Financial income, net	291	287	460
Net income (loss)	$(8,266)	$(7,341)	$6,086

Net income (loss) per share:
Basic	$(0.28)	$(0.25)	$0.21
Diluted	$(0.28)	$(0.25)	$0.21
Weighted average shares used in per share calculation:
Basic	29,823,727	29,537,166	28,978,411
Diluted	29,823,727	29,537,166	29,338,690

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014

GAAP gross profit	$9,197	$14,738	$16,500
Stock-based compensation	103	206	74
Amortization of purchased intangible assets	973	2,143	--
Repayment of OCS grants*	9,636	--	--
Non-GAAP gross profit	$19,909	$17,087	$16,574

GAAP gross profit as percentage of revenues	34.2%	65.9%	81.3%
Non-GAAP gross profit as percentage of revenues	74.0%	76.4%	81.7%

GAAP operating expenses	$17,754	$22,366	$10,874
Stock-based compensation:
Research and development	(2,934)	(4,311)	(2,267)
Selling, general and administrative	(1,765)	(2,417)	(1,584)
Acquisition related costs
Selling, general and administrative	--	(5,383)	--
Amortization of purchased intangible assets
Selling, general and administrative	(347)	(58)	--
Non-GAAP operating expenses	$12,708	$10,197	$7,023

GAAP operating income (loss)	$(8,557)	$(7,628)	$5,626

Non-GAAP operating income	$7,201	$6,890	$9,551

GAAP net income (loss)	$(8,266)	$(7,341)	$6,086
Stock-based compensation	4,802	6,934	3,925
Acquisition related costs	--	5,383	--
Amortization of purchased intangible assets	1,320	2,201	--
Repayment of OCS grants*	9,636	--	--
Non-GAAP net income	$7,492	$7,177	$10,011

Non-GAAP net income per share - Diluted	$0.24	$0.23	$0.33
Non-GAAP weighted average shares - Diluted**	31,601,170	31,026,773	30,507,804

*
During February 2015 we have made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$184,121	$185,757
Trade receivables, net	11,909	10,865
Other receivables	4,765	4,735
Inventories	5,580	6,459
Total current assets	206,375	207,816

NON CURRENT ASSETS:
Severance pay fund	7,108	7,091
Long term investment and others	425	348
Total non current assets	7,533	7,439

PROPERTY AND EQUIPMENT, NET	3,228	3,601

INTANGIBLE ASSETS, NET	17,985	17,312

GOODWILL	127,355	127,355

TOTAL ASSETS	$362,476	$363,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,432	$2,664
Other payables and accrued expenses	13,972	13,726
Total current liabilities	18,404	16,390

ACCRUED SEVERANCE PAY	7,862	7,815

SHAREHOLDERS’ EQUITY:
Share capital	170	169
Additional paid-in capital	354,168	349,050
Accumulated other comprehensive loss	(692)	(731)
Accumulated deficit	(17,436)	(9,170)
Total shareholders’ equity	336,210	339,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$362,476	$363,523

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
Cash flows from operating activities:
Net income (loss)	$(8,266)	$(7,341)	$6,086
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Repayment of OCS grants*	9,636	--	--
Depreciation and Amortization	1,783	2,752	168
Increase in trade and other receivables, net	(1,105)	(5,321)	(1,471)
Decrease (increase) in inventory	879	(152)	(102)
Decrease in trade payables and other accrued liabilities, net	(29)	(992)	(164)
Stock-based compensation	4,802	6,934	3,925
Net cash provided by (used in) operating activities	7,700	(4,120)	8,442

Cash flows from investing activities:
Purchase of property and equipment	(83)	(160)	(196)
Purchase of technology	--	(2,641)	(1,348)
Long term investment and others	--	(31,580)	--
Net cash used in investing activities	(83)	(34,381)	(1,544)

Cash flows from financing activities:
Proceeds from exercise of options	317	1,117	216
Net cash provided by financing activities	317	1,117	216

Repayment of OCS grants*	(9,636)	--	--
Cash adjustment of marketable securities, net**	66	(299)	(7)

Increase (decrease) in cash, cash equivalents, marketable securities and deposits	(1,636)	(37,683)	7,107

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	185,757	223,440	202,865

Cash, cash equivalents, marketable securities and deposits at the end of the period	$184,121	$185,757	$209,972

*
During February 2015 we have made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.

**	Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.